Exhibit 99.1

Press Release

The enclosed information constitutes inside information and is to be considered regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

The Coca-Cola Company and

Anheuser-Busch InBev Reach Agreement Regarding Coca-Cola Beverages Africa

ATLANTA - 1am EST / BRUSSELS - 7am CET, Dec. 21, 2016 – The Coca-Cola Company (NYSE: KO) and Anheuser-Busch InBev (“AB InBev”) (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) have reached an agreement regarding the transition of AB InBev’s 54.5% equity stake in Coca-Cola Beverages Africa (“CCBA”) for 3.15 billion USD, after customary adjustments. CCBA includes the countries of South Africa, Namibia, Kenya, Uganda, Tanzania, Ethiopia, Mozambique, Ghana, Mayotte and Comoros.

In addition, the companies have reached an agreement in principle for The Coca-Cola Company to acquire AB InBev’s interest in bottling operations in Zambia, Zimbabwe, Botswana, Swaziland, Lesotho, El Salvador and Honduras for an undisclosed amount.

The transactions are subject to the relevant regulatory and minority approvals and are expected to close by the end of 2017.

The Coca-Cola Company plans to hold all of these territories temporarily until they can be refranchised to other partners. The Coca-Cola Company’s intent is to account for the acquired stakes as a discontinued operation for reporting purposes.

Carlos Brito, CEO of AB InBev, said: “We are happy that we have been able to reach this agreement with The Coca-Cola Company in a timely manner and with a satisfactory outcome for all parties.”

“We are pleased to have reached an agreement quickly that is in everyone’s best interests,” said Muhtar Kent, Chairman and CEO of The Coca-Cola Company. “We will move forward with our long-term strategic plan in these important growth markets. We are continuing negotiations with a number of parties who are highly qualified and interested in these bottling territories and look forward to refranchising these territories as soon as practical following regulatory approval.”

Press Release

English, French and Dutch versions of this press release will be available on www.ab-inbev.com.

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 400 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Chernigivske®, Cristal®, Harbin®, Jupiler®, Klinskoye®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, Sibirskaya Korona® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 200,000 employees based in more than 50 countries worldwide. In 2015, on a combined pro forma basis, AB InBev realized 55.5 billion US dollar in revenues (excluding JVs and associates).

Visit us @ www.ab-inbev.com.

Like us @ www.facebook.com/abinbev.

Follow us @ twitter.com/abinbevnews.

About The Coca-Cola Company

The Coca-Cola Company (NYSE: KO) is the world’s largest beverage company, refreshing consumers with more than 500 sparkling and still brands and more than 3,800 beverage choices. Led by Coca-Cola, one of the world’s most valuable and recognizable brands, our company’s portfolio features 20 billion-dollar brands, 18 of which are available in reduced-, low- or no-calorie options. Our billion-dollar brands include Diet Coke, Coca-Cola Zero, Fanta, Sprite, Dasani, vitaminwater, Powerade, Minute Maid, Simply, Del Valle, Georgia and Gold Peak. Through the world’s largest beverage distribution system, we are the No. 1 provider of both sparkling and still beverages. More than 1.9 billion servings of our beverages are enjoyed by consumers in more than 200 countries each day. With an enduring commitment to building sustainable communities, our company is focused on initiatives that reduce our environmental footprint, create a safe, inclusive work environment for our associates, and enhance the economic development of the communities where we operate. Together with our bottling partners, we rank among the world’s top 10 private employers with more than 700,000 system associates. For more information, visit Coca-Cola Journey at www.coca-colacompany.com, follow us on Twitter at twitter.com/CocaColaCo, visit our blog, Coca-Cola Unbottled, at www.coca-colablog.com or find us on LinkedIn at www.linkedin.com/company/ the-coca-cola-company.

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Contacts

Anheuser-Busch InBev Media	Anheuser-Busch InBev Investors

Marianne Amssoms +1 212 573 9281 marianne.amssoms@ab-inbev.com Karen Couck +1 212 573 9283 karen.couck@ab-inbev.com	Graham Staley +1 212 573 4365 graham.staley@ab-inbev.com Mariusz Jamka +32 16 27 68 88 mariusz.jamka@ab-inbev.com

Kathleen Van Boxelaer +32 16 27 68 23 kathleen.vanboxelaer@ab-inbev.com	Lauren Abbott +1 212 573 9287 lauren.abbott@ab-inbev.com

Coca-Cola Media	Coca-Cola Investors and Analysts
Petro Kacur +01 404.676.2683 press@coca-cola.com	Tim Leveridge +01 404.676.7563

Notes

Forward-looking statements

This press release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include statements related to Coca-Cola Beverages Africa, other transactions with The Coca-Cola Company and other statements other than historical facts. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev, and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including, among others, the risks relating to the dissolved company Anheuser-Busch InBev SA/NV (the “former AB InBev”) described under Item 3.D of the former AB InBev’s Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 14 March 2016, the principal risks described on pages 16 to 17 of SABMiller’s Annual Report and Accounts for the year ended 31 March 2016 and the risks described under “Risk Factors” of Newbelco SA/NV’s Registration Statement on Form F-4, filed with the SEC on 26 August 2016. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. There can be no certainty that the proposed transactions will be completed on the terms described herein or at all.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the former AB InBev’s most recent Form 20-F, Newbelco SA/NV’s Registration Statement on Form F-4, reports furnished on Form 6-K, and any other documents that the former AB InBev, SABMiller or AB InBev have made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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The Coca-Cola Company Forward-Looking Statements

This press release may contain statements, estimates or projections that constitute “forward-looking statements” as defined under U.S. federal securities laws. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “will” and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from The Coca-Cola Company’s historical experience and our present expectations or projections. These risks include, but are not limited to, obesity concerns; water scarcity and poor quality; evolving consumer preferences; increased competition and capabilities in the marketplace; product safety and quality concerns; perceived negative health consequences of certain ingredients, such as non-nutritive sweeteners and biotechnology-derived substances, and of other substances present in our beverage products or packaging materials; an inability to be successful in our innovation activities; increased demand for food products and decreased agricultural productivity; changes in the retail landscape or the loss of key retail or foodservice customers; an inability to expand operations in emerging and developing markets; fluctuations in foreign currency exchange rates; interest rate increases; an inability to maintain good relationships with our bottling partners; a deterioration in our bottling partners’ financial condition; increases in income tax rates, changes in income tax laws or unfavorable resolution of tax matters; increased or new indirect taxes in the United States or in one or more other major markets; increased cost, disruption of supply or shortage of energy or fuels; increased cost, disruption of supply or shortage of ingredients, other raw materials or packaging materials; changes in laws and regulations relating to beverage containers and packaging; significant additional labeling or warning requirements or limitations on the marketing or sale of our products; an inability to protect our information systems against service interruption, misappropriation of data or breaches of security; unfavorable general economic conditions in the United States; unfavorable economic and political conditions in international markets; litigation or legal proceedings; failure to adequately protect, or disputes relating to, trademarks, formulae and other intellectual property rights; adverse weather conditions; climate change; damage to our brand image and corporate reputation from negative publicity, even if unwarranted, related to product safety or quality, human and workplace rights, obesity or other issues; changes in, or failure to comply with, the laws and regulations applicable to our products or our business operations; changes in accounting standards; an inability to achieve our overall long-term growth objectives; deterioration of global credit market conditions; default by or failure of one or more of our counterparty financial institutions; an inability to timely implement our previously announced actions to reinvigorate growth, or to realize the economic benefits we anticipate from these actions; failure to realize a significant portion of the anticipated benefits of our strategic relationship with Monster Beverage Corporation; an inability to renew collective bargaining agreements on satisfactory terms, or we or our bottling partners experience strikes, work stoppages or labor unrest; future impairment charges; multi-employer plan withdrawal liabilities in the future; an inability to successfully integrate and manage our Company-owned or -controlled bottling operations; an inability to successfully manage our refranchising activities; an inability to successfully manage the possible negative consequences of our productivity initiatives; an inability to attract or retain a highly skilled workforce; global or regional catastrophic events; and other risks discussed in our Company’s filings with the Securities and Exchange Commission (SEC), including our Annual Report on Form 10-K for the year ended December 31, 2015 and our subsequently filed Quarterly Reports on Form 10-Q, which filings are available from the SEC. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. The Coca-Cola Company undertakes no obligation to publicly update or revise any forward-looking statements.

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